File No. 69-00401

                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.
                   ____________________________

                       Form U-3A-2 for 1998

          Statement by Holding Company Claiming Exemption
         Under Rule U-2 From the Provisions of the Public
                Utility Holding Company Act of 1935

               To Be Filed Annually Prior to March 1

                QUESTAR REGULATED SERVICES COMPANY
                         (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:
     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Questar Regulated Services Company ("Regulated Services" or the "Company") is a Utah corporation with its principal executive office and principal place of business at 180 East 100 South, P.O. Box 45360, Salt Lake City, Utah 84145-0360. It is a wholly owned subsidiary of Questar Corporation ("Questar") which claims an exemption as a holding company under the Public Utility Holding Company Act of 1938 (the "PUHCA"). Regulated Services was created to perform specified administrative services for Questar Gas Company ("Questar Gas") and Questar Pipeline Company ("Questar Pipeline"). Effective January 1, 1997, it owns the outstanding shares of common stock issued by Questar Gas and Questar Pipeline. On December 31, 1996, the Company filed an initial Form U-3A-2 with the Securities and Exchange Commission and has filed Form U-3A-2's on a timely basis since then.
     Questar Gas is a Utah corporation with the same address noted above for Regulated Services. It is engaged in the retail distribution of natural gas in the states of Utah, Wyoming, and Idaho. It is a "gas utility company" as that term is defined in the PUHCA. Questar Gas also transports natural gas for industrial users in Utah and Wyoming. Questar Gas's activities in Utah and Wyoming are subject to regulation by the respective Public Service Commissions in those states. Questar Gas has a contract to sell and transport natural gas to one customer in Colorado. This isolated activity is not subject to the jurisdiction of the Colorado Public Utilities Commission. Questar Gas's customers in Idaho are served under the provisions of its Utah tariff. Pursuant to a special contract with the Idaho Public Utilities Commission, Questar Gas's Idaho natural gas service is regulated by the Public Service Commission of Utah.
     Questar Pipeline is a Utah corporation with its principal place of business at 180 East First South, P. O. Box 45360, Salt Lake City, Utah 84145-0360. It transports and stores natural gas in interstate commerce in the Rocky Mountain states of Utah, Wyoming, and Colorado. It does not make any sales of natural gas and is not a gas utility company.
     As of January 1, 1999, Regulated Services owns a third subsidiary, Questar Energy Services, Inc. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company. Employees in Regulated Services perform accounting, human resources, legal, marketing, engineering, and communication services for Questar Gas and Questar Pipeline.
     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Questar Gas was distributing natural gas to 663,392 sales and transportation customers (defined as active meters) in Utah, southwestern Wyoming, southeastern Idaho, and western Colorado as of year-end 1998. Of these customers, 640,058 were located in Utah, 21,858 were located in southwestern Wyoming, 1,475 were located in southeastern Idaho, and one was located in western Colorado. Questar Gas owns and operates approximately 19,976 miles of street mains, service lines and interconnecting pipelines in its distribution system, including approximately 19,034 miles in its Utah distribution system.
     Under the terms of a settlement agreement among Questar Gas, Wexpro Company ("Wexpro," an affiliate) and various state parties ending several years of litigation, Questar Gas owns the natural gas produced from gas reservoirs that were productive as of August 1, 1981. Most of these productive reservoirs are located in southwestern Wyoming and northwestern Colorado; most of the gas produced from such reservoirs is distributed to Questar Gas's retail natural gas customers. Gas owned by Questar Gas but produced from reservoirs outside the location of pipelines owned by Questar Pipeline is generally sold to or exchanged with other companies. Gas owned by Questar Gas (including related royalty gas) constituted 45 percent of Questar Gas's total gas supply in 1998 and is reflected in its rates at "cost-of-service" prices.
     As of September 1, 1993, Questar Gas became directly responsible for all gas acquisition activities. Questar Pipeline transports gas volumes purchased directly by Questar Gas and transports cost-of-service gas owned by Questar Gas and produced by Wexpro. Questar Gas takes delivery of gas from Questar Pipeline and an unaffiliated interstate pipeline at various points in Utah, Wyoming and Colorado. Questar Gas does not currently own any interstate transmission lines or gas manufacturing plants.
     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

     During the 1998 calendar year, Questar Gas sold 92,912,000 decatherms ("Dth") of natural gas, including 83,231,000 Dth at retail, and transported 55,461,000 Dth of natural gas. (Questar Gas generally reports volumes in Dth; a Dth is equal to ten therms or one million Btu's. In Questar Gas's gas system, each Mcf of natural gas contains approximately 1.04 Dth.) For purposes of this report, Questar Gas's "retail" customers are general service or residential and commercial customers. The 9,681,000 Dth difference between the total sales number and the retail sales number includes sales to industrial customers that are not involved in resale transactions and sales of natural gas to refueling stations that are resold for natural gas vehicles. Questar Gas's total revenues for 1998 were $476,823,000, of which $441,113,000 were attributable to its operations in Utah, $19,274,000 were attributable to its operations in Wyoming, $111,000 were attributable to its operations in Colorado, and $989,000 were attributable to its operations in Idaho. (Questar Gas's total 1998 revenues included $15,336,000 in addition to revenues from gas deliveries.) Questar Gas did not distribute any manufactured gas during such calendar year.
          (b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

     During the 1998 calendar year, Questar Gas distributed at retail 3,223,000 Dth of natural gas outside the state of Utah, Questar Gas's state of incorporation.
          (c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

     During 1998, Questar Gas sold 446,000 Dth of natural gas outside the state of Utah, or at the state line of such state, to industrial customers and to natural gas refueling stations. Questar Gas, during 1998, also transported 416,000 Dth of natural gas outside Utah. Questar Gas did not sell at wholesale any manufactured gas during 1998.
          (d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

     During the 1998 calendar year, Questar Gas purchased 36,140,000 Dth of natural gas or approximately 38 percent of its total gas supply outside the state of Utah or at the state line. Regulated Services did not purchase any gas volumes.
     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     None. Regulated Services and its affiliates do not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.
          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements(s).

     None. Regulated Services does not have any interest, direct or indirect, in any exempt wholesale generator or foreign utility company.

                             EXHIBIT A
     A consolidating statement of income and surplus of the claimant and its subsidiary companies as of the close of such calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following exhibits are attached to and made a part of this filing:

Exhibit A-1       Consolidating Statement of Income, Questar Regulated
                  Services Company as of December 31, 1998.

Exhibit A-2       Consolidated Statements of Common Shareholder's
                  Equity, Questar Regulated Services Company as of
                  December 31, 1998.

Exhibit A-3       Consolidating Balance Sheet, Questar Regulated
                  Services Company as of December 31, 1998.

                             EXHIBIT B

    If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically, the registrant shall furnish a Financial Data
Schedule.

    The requested Financial Data Schedule information has been submitted.

                             EXHIBIT C

    An organization chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

    Not applicable. The Company does not have an interest in any exempt wholesale generator or foreign utility company.


     The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                              QUESTAR REGULATED SERVICES COMPANY

Attest:


/s/Connie C. Holbrook         By /s/ D. N. Rose
Connie C. Holbrook                D. N. Rose
Secretary                         President and
                                  Chief Executive Officer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                        Connie C. Holbrook
                             Secretary
                Questar Regulated Services Company
                180 East 100 South, P.O. Box 45360
                  Salt Lake City, Utah 84145-0360


Exhibit A-1
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 1998
(Unaudited)

                                                                                               Consolidated
                                        Questar    Questar    Questar  Total Before              Questar
                                          Gas      Pipeline  Regulated   Interco.    Interco.   Regulated
                                          Co.        Co.     Services  TransactionsTransactionsServices Co.
                                      (In Thousands)
REVENUES
  From unaffiliated customers            $475,754   $37,156               $512,910                $512,910
  From affiliated companies                 1,069    71,401         99      72,569     $67,627       4,942
    TOTAL REVENUES                        476,823   108,557         99     585,479      67,627     517,852

OPERATING EXPENSES:
  Natural gas purchases                   281,004                          281,004      67,528     213,476
  Operating and maintenance                96,923    38,832                135,755          99     135,656
  Depreciation and amortization            33,261    13,927                 47,188                  47,188
  Other taxes                               8,185     2,600                 10,785                  10,785
    TOTAL OPERATING EXPENSES              419,373    55,359                474,732      67,627     407,105

    OPERATING INCOME                       57,450    53,198         99     110,747                 110,747

INTEREST AND OTHER INCOME                   3,566        78                  3,644                   3,644
EARNINGS FROM UNCONSOLIDATED
    AFFILIATES                                        4,011                  4,011                   4,011
DEBT EXPENSE                              (19,792)  (14,456)               (34,248)                (34,248)

    INCOME BEFORE INCOME TAXES             41,224    42,831         99      84,154                  84,154

INCOME TAXES                               13,816    14,940          8      28,764                  28,764

    NET INCOME                            $27,408   $27,891        $91     $55,390                 $55,390

Exhibit A-2
QUESTAR REGULATED SERVICES COMPANY
STATEMENT OF COMMON SHAREHOLDER'S EQUITY
(Unaudited)

                                                            Additional
                                      Common Stock            Paid-in    Retained
                                         Shares     Amount    Capital    Earnings
                                      (Dollars In Thousands)
Balances at January 1, 1997
  Issuance of common stock  (1)               100             $400,735
  1997 net income                                                          $55,660
  Dividends
    Preferred stock                                                           (192)
    Common stock                                                           (42,000)
  Premium paid to redeem preferred stock                                       (48)
Balances at December 31, 1997                 100              400,735      13,420
  1998 net income                                                           55,390
  Common stock dividends                                                   (43,500)
Balances at December 31, 1998                 100             $400,735     $25,310


(1) Questar Regulated Services Co. has 1 million shares of $.01 par value stock authorized and issued 100 shares November 22, 1996 to its parent company, Questar Corporation.

Exhibit A-3
QUESTAR REGULATED SERVICES COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
(Unaudited)

                                                   Interco.   Questar                Questar
                                                    Trans-   Regulated   Questar     Pipeline
                                      Consolidated actions   Services      Gas         Co.
                                                            (In Thousands)
CURRENT ASSETS

  Cash and short-term investments         $12,696                  $76      $3,326      $9,294
  Notes receivable from affiliates          2,500                2,500
  Accounts and notes receivable           101,510   ($4,506)     4,200      80,512      21,304
  Inventories                              24,499                           22,296       2,203
  Prepaid expenses and deposits             3,851                 (701)      2,838       1,714
  Purchased gas adjustment                  2,067                            2,067
   TOTAL CURRENT ASSETS                   147,123    (4,506)     6,075     111,039      34,515

PROPERTY, PLANT AND EQUIPMENT           1,621,655                2,919     948,280     670,456
  Less allowances for depreciation        600,428                2,182     382,657     215,589
    NET PROPERTY, PLANT AND
      EQUIPMENT                         1,021,227                  737     565,623     454,867

INVESTMENT IN UNCONSOLIDATED
  AFFILIATES                               52,912  (424,376)   424,376                  52,912
OTHER ASSETS                               37,248                  889      23,853      12,506

                                       $1,258,510 ($428,882)  $432,077    $700,515    $554,800

CURRENT LIABILITIES

  Notes payable to affiliates            $134,700                          $96,700     $38,000
  Accounts payable and accrued expense    105,372   ($4,506)    $6,752      58,996      44,130
  Interest payable                          5,566                            4,567         999
  Federal income taxes payable              2,924                  428       2,113         383
  Other taxes payable                       8,726                   75       5,612       3,039
    TOTAL CURRENT LIABILITIES             257,288    (4,506)     7,255     167,988      86,551
LONG-TERM DEBT, less current portion      427,991                          225,000     202,991
DEFERRED CREDITS                            4,876                              330       4,546
DEFERRED INVESTMENT TAX CREDITS             6,035                            6,011          24
DEFERRED INCOME TAXES                     136,275               (1,223)     74,012      63,486

COMMON SHAREHOLDER'S EQUITY
  Common stock                                      (29,525)                22,974       6,551
  Additional paid-in capital              400,735  (123,909)   400,735      41,875      82,034
  Retained earnings                        25,310  (270,942)    25,310     162,325     108,617
    TOTAL COMMON SHAREHOLDER'S
       EQUITY                             426,045  (424,376)   426,045     227,174     197,202

                                       $1,258,510 ($428,882)  $432,077    $700,515    $554,800